SEC
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Section

FEB 27 2008

Washington, DC
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SEC FILE NUMBER
8 - 67038

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Deep ATS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9039 Katy Freeway, Building 300, Suite 333
(No. and Street)

Houston	Texas	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramesh Puranik 832-358-5003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deep ATS, LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres. 02/21/08

Title

Notary Public 2/21/08

LEONID ONYIEGO
Notary Public
STATE OF TEXAS
My Comm. Exp. 04-21-2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NONE
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Members
Deep ATS, LLC

We have audited the accompanying statement of financial condition of Deep ATS, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deep ATS, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 20, 2008

DEEP ATS, LLC
Statement of Financial Condition
December 31, 2007

ASSETS	
Cash	$ 122,621
TOTAL ASSETS	$ 122,621
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Service fees payable to related party	$ 2,000
Member's Equity	120,621
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 122,621

See notes to financial statements.

DEEP ATS, LLC
Statement of Operations
Year Ended December 31, 2007

Revenue	
Other income	$ 35,325
Dividends and interest	9,340
TOTAL REVENUE	44,665
Expenses	
Service fees to related party	37,000
Interest expense	2,558
Other expenses	191
TOTAL EXPENSES	39,749
Net income before other losses	4,916
Other Losses	
Realized loss on marketable securities	(3,603)
Unrealized loss on marketable securities	(13,512)
Net other loss	(17,115)
NET LOSS	$ (12,199)

See notes to financial statements.

DEEP ATS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2007

Member's equity, December 31, 2006	$ 193,020
Withdrawal of equity	(60,200)
Net loss	(12,199)
Member's equity, December 31, 2007	$ 120,621

See notes to financial statements.

DEEP ATS, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (12,199)
Adjustments to reconcile net loss to net cash used in operating activities	
Realized loss on marketable securities	3,603
Unrealized loss on marketable securities	13,512
Change in assets and liabilities:	
Decrease in services fees payable to related party	(6,000)
Net cash used in operating activities	(1,084)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	1,167,030
Purchase of marketable securities	(985,027)
Net cash provided by investing activities	182,003
Cash flows from financing activities:	
Withdrawal of equity	(60,200)
Net increase in cash	120,719
Cash at beginning of year	1,902
Cash at end of year	$ 122,621

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for interest	$ 2,558

DEEP ATS, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Deep ATS, LLC (Company) was organized in the state of Texas in October 2004. The Company is wholly owned by Deep Liquidity, Inc. (Parent). The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective in January 2006. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily trades securities for its own account.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. There were no marketable securities as on December 31, 2007.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital and net capital requirements of $122,621 and $100,000, respectively. The Company's net capital ratio was 0.

Note 3 - Marketable Securities

The Company carried no marketable securities as on December 31, 2007. The accumulated unrealized gains were $0, and unrealized loss for the year ended December 31, 2007 was $13,512.

Note 4 - Withdrawal of Equity

The Company's sole member withdrew $60,200 in capital during the year.

Note 5 - Related Party Transactions/Economic Dependency

The Company is under the control of its Parent, and other related parties, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company and another related party (Service Company) entered into an office and administrative services agreement effective January 2006, and amended February 2006. (Agreement) Under the Agreement, the Service Company will provide the Company with management and administrative services, office facilities and equipment, and overhead expenses of the Company. The Company is required to pay the Service Company $2,000 a month (monthly service fee) and any additional overhead amounts, as determined by the Service Company. The agreement is effective for an initial one year term and automatically renews for successive one year terms unless terminated by either party upon 30 days written notice. The monthly service fee and additional overhead amounts incurred under this Agreement was $24,000 and $13,000 for the year ended December 31, 2007, of which $2,000 is payable to the Service Company at December 31, 2007.

Schedule I

DEEP ATS, LLC
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total members' equity qualified for net capital	$ 120,621
Deductions and/or charges	-
Net capital before haircuts	120,621
Haircuts on securities	-
Net Capital	$ 120,621
Aggregate indebtedness	
Service fees payable to related party	$ 2,000
Total aggregate indebtedness	$ 2,000
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 20,621
Ratio of aggregate indebtedness to net capital	1.66%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by Deep ATS, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
Deep ATS, LLC

In planning and performing our audit of the financial statements of Deep ATS, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 20, 2008

END